Exhibit (d)(1)(iii)

July 1, 2021

Natixis ETF Trust II

Natixis Vaughan Nelson Mid Cap ETF 888 Boylston Street

Boston, MA 02199-8197

Re: Natixis Vaughan Nelson Mid Cap ETF Advisory Agreement Addendum

Dear Ladies and Gentleman:

The Advisory Agreement dated September 17, 2020 between Natixis ETF Trust II (the “Trust”), with respect to its Natixis Vaughan Nelson Mid Cap ETF (the “Series”), and Natixis Advisors, L.P. (the “Manager”) is hereby revised, effective July 1, 2021, to delete Section 7 and to replace it with the following:

7. As full compensation for all services rendered, facilities furnished and expenses borne by the Manager hereunder, the Fund shall pay the Manager compensation in an amount equal to the annual rate of 0.75% of the first $1.5 billion and 0.70% thereafter (or such lesser amount as the Manager may from time to time agree to receive) minus any fees payable by the Fund, with respect to the period in question, to any one or more Sub-Advisers pursuant to any Sub-Advisory Agreements in effect with respect to such period. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Board of Trustees of the Fund may from time to time determine and specify in writing to the Manager. The Manager hereby acknowledges that the Fund’s obligation to pay such compensation is binding only on the assets and property belonging to the Series.

To indicate your approval and acceptance of the terms of this letter, please sign below where indicated.

Natixis ETF Trust II on behalf of its Natixis Vaughan Nelson Mid Cap ETF series

By:	/s/ David L. Giunta
Name:	David L. Giunta
Title:	President and Chief Executive Officer

ACCEPTED AND AGREED TO:
Natixis Advisors, L.P.
By Natixis Distribution Corporation, its general partner

By:	/s/ Russell Kane
Name:	Russell Kane
Title:	Executive Vice President, General Counsel, Secretary and Clerk

Date:	July 1, 2021

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